Exhibit 6.2

AMENDMENT TO LICENSE AGREEMENT

This Amendment (hereinafter “this Amendment”) is made and entered effective as of June 20, 2022 by and between Société de Gestion et d’Exploitation des Droits Dérivés de l’OEuvre d’Antoine de Saint-Exupéry (“SOGEX”) and Tesseract Collective, Inc. (“TCI”).

RECITALS

Whereas, this is a first amendment to the License Agreement dated January 31, 2022 between SOGEX and TCI with respect to rights related to the “Le Petit Prince” (the “Agreement”); and

Whereas, TCI desires to amend the agreement to facilitate its ability to attract and enter into agreements with third party collaborators to enhance the value of Digital Art Pieces to be created and market under the Agreement as Encrypted Digital Art Pieces.

NOW, THEREFORE, for and in consideration of the mutual covenants set forth herein, the parties hereby agree as follows:

COPYRIGHT OWNERSHIP

1.        Notwithstanding any provisions in the Agreement to the contrary, including without limitation Paragraph 11, any copyrights, moral rights, or other similar rights, including but not limited to the rights of adaptation, reproduction, performance, display, and exploitation, in any Digital Art Pieces that are derivative works incorporating elements of both the Property and creative expression or work of a third party collaborator (“Collaborative Original Digital Artworks” or “CODAs”), shall be owned equally among SOGEX, TCI, and the third party collaborator (i.e., 1/3, 1/3, & 1/3). The parties agree to take whatever further steps may be necessary or appropriate to cause the rights in the CODAs to be owned as provided above. During the Initial Term and any Renewal Term of the Agreement, TCI shall have the right to market, license, sell, use, or otherwise exploit the CODAs and all rights in the CODAs in accordance with the Agreement. Upon expiration or termination of the Initial Term and any Renewal Term of the Agreement, any marketing, licensing, sale, use, or other exploitation of the CODAs or any rights in the CODAs will require the mutual agreement and consent of the parties. For the sake of clarity, this provision is not intended to affect the trademark rights of the parties.

TIMING OF RELEASE OF ENCRYPTED DIGITAL ART PIECES

2.       Paragraph 13.2 is amended to provide that Encrypted Digital Art Pieces, including CODAs, may be released throughout the Initial Term and any Renewal Term.

WARRANTIES OF AUTHORITY

8.       Each party represents and warrants that it has the power and authority to execute and deliver this Amendment. Each person executing this Amendment on behalf of a corporate entity represents and warrants that he or she has the power and authority to execute this Amendment and that the entry into this Amendment is a duly authorized act of such entity.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as follows:

DATED:	6/21/2022	Tesseract Collective, Inc.

By:	/s/ Richard Seet

Name:	Richard Seet

Its:	Chief Executive Officer

DATED:	6/21/2022	Société de Gestion et d’Exploitation des Droits Dérivés de l’OEuvre d’Antoine de
Saint-Exupéry

By:	/s/ Thomas Riviere

Name:	Thomas Riviere

Its:	General Manager

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